UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.


   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                       2)Trans-   3.Trans- 4.Securities Acquired    5)Amount of   6)Owner-     7)Nature of
                                          action     action   (A) or Disposed of (D)    Securities     ship       Indirect
                                          Date       Code                               Beneficially   Form:      Beneficial
                                          (Month/    .                                  Owned at     Direct       Ownership
                                          Day/Year)                                     End of Month   (D) or
                                                     ------   -----------------------                Indirect
                                                                       A or                             (I)
                                                     Code V   Amount   D        Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                                                   645,278.00 D            Direct
Common Stock, par value $0.01 per share   11/03/00   G    V   5,612.00  D                 154,388.00 I            Booth Charitable
                                                                                                                    Trust (1)
Common Stock, par value $0.01 per share                                                    35,949.00 I            Daughter Carolyn
Common Stock, par value $0.01 per share                                                    36,960.00 I            Daughter Kathleen
Common Stock, par value $0.01 per share                                                    40,062.00 I            Thomas Booth Trust
Common Stock, par value $0.01 per share                                                 1,699,731.00 I            Trust FBO R. Booth
Common Stock, par value $0.01 per share                                                   325,000.00 I            Trust for R. Booth
Common Stock, par value $0.01 per share                                                    68,772.00 I            by Spouse

                                                                     1




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative          6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)                (Month/Day/Year
                               Derivative                     -------   -----------------------     --------------------------------
                               Security                       Code  V   A                D          Date Exercisable Date Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          7)Title and Amount            8)Price     9)Number of    10)Ownership              11) Nature of
Security                         of Underlying               of Deri-    Derivative        Form of                Indirect
                                   Securities                 vative      Securities       Derivative              Beneficial
                            -----------------------------    Security   Beneficially       Security-              Ownership
                                                Amount or                  Owned at        Direct (D) or
                                                Number of                End of Month      Indirect (I)
                            Title                Shares
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
The reporting person disclaims beneficial  ownership  of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
-
Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Thomas W. Booth
DATE 12/06/00